UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Information contained in this report

The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the six and three month periods ended June 30, 2018 set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: August 2, 2018

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2018 and 2017, and the related notes, attached hereto.

References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and 2017 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.

The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2017 (our “2017 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 3 to our audited consolidated financial statements included in our 2017 Annual Report.

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

●	our plans to implement our strategic priorities;

●	our targets and strategic initiatives in the various countries in which we operate;

●	our ability to develop new revenue streams and achieve portfolio and asset optimizations, digitalize our business model, improve customer experience and optimize our capital structure;

●	our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;

●	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

●	our expectations regarding our capital expenditures and operational expenditures in and after 2018 and our ability to meet our projected capital requirements;

●

our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the roll-out and benefits of 3G/4G/LTE/5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;

●

our ability to execute our business strategy successfully and to complete, and achieve the expected benefits from, our existing and future transactions, including the disposition of our stake in the joint venture with CK Hutchison Holdings Limited (“Hutchison”) in Italy (the “Italy Joint Venture”), our offer to Global Telecom Holding S.A.E. (“GTH”) to acquire GTH’s businesses in Pakistan and Bangladesh and the sale of our subsidiary Deodar (Private) Limited in Pakistan ;

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

●	our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;

●	our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;

●	our plans regarding marketing and distribution of our products and services, including customer loyalty programs

●	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

●	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

●

possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), as well as any litigation or additional investigations related to or resulting from the agreements, any changes in company policy or procedure resulting from the review by the independent compliance monitor, the duration of the independent compliance monitor’s review, and VEON Ltd.’s compliance with the terms of the resolutions with the DOJ, SEC, and OM; and

●	other statements regarding matters that are not historical facts.

These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include:

●

risks relating to changes in political, economic and social conditions in each of the countries in which we operate (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

●

in each of the countries in which we operate, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

●

risks related to the impact of export and re-export restrictions on our and our suppliers’ ability to procure products, technology, or software necessary for the service, production and satisfactory delivery of supplies, support services, and equipment that we source from them—as an example, in April 2018, the U.S. Department of Commerce issued a Denial Order under the Export Administration Regulations issued to ZTE Corporation (“ZTE”), an important third-party supplier, which prohibits, among other things, exports and re-exports of U.S. products, technology and software to and from ZTE and restricts our ability to receive certain services from ZTE; each of which could lead to service degradation and disruptions in certain markets;

●	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program;

●

risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

●	risks that the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not find in our favor;

●

risks relating to our company and its operations in each of the countries in which we operate, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

●

risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate including our ability to keep pace with technological change and evolving industry standards;

●

risks associated with developments in the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs, and the review by the independent compliance monitor;

●	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

●

risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

●

risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;

●	risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

●	other risks and uncertainties, including those set forth in “Item 3—Key Information—D. Risk Factors” in our 2017 Annual Report.

These factors and the other risk factors described in our 2017 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW

VEON is an international communications and technology company, headquartered in Amsterdam. As a global provider of connectivity, our ambition is to lead the personal internet revolution for our customers now, and in the future. Present in some of the world’s most dynamic markets, VEON provides more than 200 million customers with voice, fixed broadband, data and digital services. VEON offers services to customers in 10 countries including Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan, Armenia and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.

The Italy Joint Venture offers services to customers in Italy. It provides services to more than 30 million customers under the “WIND” and “3” brands.

BASIS OF PRESENTATION OF FINANCIAL RESULTS

Our unaudited interim condensed consolidated financial statements attached hereto include the financial positions of VEON Ltd. and its consolidated subsidiaries. All intercompany positions and results from transactions have been eliminated upon consolidation. We have used the equity method of accounting for companies in which we have significant influence and joint control, such as the Italy Joint Venture. Generally, this represents voting rights of at least 20.0% and not more than 50.0%.

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from IFRS. Certain items that are capitalized under IFRS are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under IFRS are not tax deductible under local legislation. As a consequence, as a general matter, our effective tax rate is different under IFRS from the statutory rate.

REPORTABLE SEGMENTS

We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.

As of June 30, 2018, our reportable segments consist of the eight following segments: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and HQ (transactions related to management activities within our group in Amsterdam and London).

On July 2, 2018, VEON entered into an agreement to sell its 50% stake in the Italy Joint Venture resulting in classification of the Italy Joint Venture as a discontinued operation and ceasing to disclose it as a reportable segment of VEON as of June 30, 2018.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

The “Others” category is not a reportable segment but only a reconciling item between our seven reportable segments and our total revenue and Adjusted EBITDA. “Others” represents our operations in Kazakhstan, Kyrgyzstan, Armenia and Georgia, as well as intercompany eliminations and costs relating to centrally managed operations monitored outside of VEON’s headquarters. In the second quarter of 2018, VEON sold its operations in Laos and Tajikistan and so these operations are now deconsolidated from the VEON Group. For further details please see Note 12 to our unaudited interim condensed consolidated financial statements attached hereto.

FACTORS AFFECTING COMPARABILITY OF PRIOR PERIODS

In general, our unaudited interim condensed consolidated financial statements and related notes incorporated hereto and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation. Therefore, such acquisitions affect the comparability of data between periods.

KEY DEVELOPMENTS DURING THE SECOND QUARTER OF 2018

VEON’S SUPERVISORY BOARD HAS APPROVED AN INTERIM DIVIDEND 2018 OF US$0.12 PER SHARE

Consistent with the Company’s commitment to paying a sustainable and progressive dividend based on the evolution of its equity free cash flow, the Supervisory Board approved the distribution of an interim gross dividend of US$0.12 per share for 2018, with a record date of August 14, 2018, compared to US$0.11 in Q2 2017. For ordinary shareholders at Euronext Amsterdam, the interim dividend of US$0.12 will be paid in euro.

VEON GROUP MANAGEMENT AND STRUCTURE UPDATE

As part of its ongoing comprehensive review to ensure VEON’s HQ is an effective, efficient organization, the Group is making changes to how it supports its operating companies in emerging markets. Kjell Morten Johnsen has been appointed Group Chief Operating Officer, a role he had held on an interim basis since March 2018. To support VEON’s increased focus on emerging markets with a simplified flatter structure, all VEON’s operating companies will report directly to Kjell.

Christopher Schlaeffer, Group Chief Commercial & Digital Officer, has chosen to leave VEON later this year. Christopher joined at the start of 2016 to lead a newly created Digital function as well as the Group’s commercial teams. VEON remains committed to its significant investment in digital infrastructure and services and a search is underway for his successor.

Mark MacGann, Group Chief Corporate & Public Affairs Officer, has also decided to leave VEON. Mark joined in early 2016 in a newly created role to oversee the Group’s communications, corporate, regulatory and government affairs efforts. The position is not being filled and the teams will be integrated into different relevant functions.

There are no leadership changes in legal, compliance, finance, HR or technology.

The new high-level structure has now been established as VEON continues to create a leaner HQ with clear accountability, while continuing our commitment to the highest standards of compliance and internal controls. This work is ongoing as VEON transitions to a more efficient operating model.

AGREEMENT FOR THE SALE OF 50% STAKE IN THE ITALY JOINT VENTURE TO CK HUTCHISON

On July 3, 2018, VEON (through its wholly owned subsidiary VEON Luxembourg Holdings S.a r.l.) entered into an agreement with CK Hutchison for the sale of its 50% stake in the Italy Joint Venture. On completion, VEON will receive a total cash consideration for its equity stake of EUR 2,450 million (approximately US$2,867 million equivalent1) and CK Hutchison will take control of the Italy Joint Venture with VEON fully exiting. VEON intends to use a fraction of proceeds to acquire the GTH assets and the remainder to reduce debt, reducing its leverage ratio and supporting its current dividend policy2, whilst pursuing other strategic initiatives. Following completion of both transactions, net pro-forma leverage ratio will be approximately 1.8x, significantly below VEON’s target ratio of 2.0x.

1)	US$/EUR = 1.17
2)	VEON is committed to paying a sustainable and progressive dividend based on the evolution of the Company’s equity free cash flow

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

OFFER TO ACQUIRE GTH ASSETS IN PAKISTAN AND BANGLADESH

In addition to reducing VEON’s debt level, a fraction of the sale proceeds of VEON’s 50% stake in the Italy Joint Venture (approximately US$400 million) will be used to further the Group’s ambitions of simplifying its corporate structure and increasing focus on emerging markets. Accordingly, on July 2, 2018, VEON submitted an offer to acquire the assets of Global Telecom Holding S.A.E (“GTH”) in Pakistan and Bangladesh for a gross consideration for the equity of US$2,550 million. These assets are already fully consolidated in VEON’s accounts. VEON will continue to hold its stake in Algeria (Djezzy) through GTH.

AGM ELECTED THREE NEW DIRECTORS

Following the election of the directors of the Supervisory Board at the AGM of July 30, 2018, the Supervisory Board now

includes eight previously serving directors, Ursula Burns, Mikhail M. Fridman, Gennady Gazin, Gunnar Holt, Andrei Gusev, Sir Julian Horn-Smith, Guy Laurence and Alexander Pertsovsky, as well as three new directors, Guillaume Bacuvier, Osama Bedier and Robert Jan van de Kraats.

EUROSET STORES INTEGRATION AND REBRANDING INTO BEELINE MONOBRAND STORES IN RUSSIA ON TRACK

The nationwide integration of the Euroset stores under the single brand “Beeline” integration is on track and at the end of June 2018, around 1,400 Euroset stores out of the total 1,600 were integrated and rebranded into Beeline monobrand stores. The company expects the integration to be completed in August 2018.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

SIX MONTHS ENDED JUNE 30, 2018 COMPARED TO SIX MONTHS ENDED JUNE 30, 2017

	Six months ended June 30,
In millions of U.S. dollars	2018	2017*

Consolidated income statements data:
Service revenue	4,292	4,533
Sale of equipment and accessories	161	108
Other revenue	67	57

Total operating revenue	4,520	4,698

Service costs	(873)	(920)
Cost of equipment and accessories	(155)	(114)
Selling, general and administrative expenses	(1,781)	(1,872)
Depreciation	(674)	(776)
Amortization	(256)	(268)
Impairment (loss) / reversal	(10)	(5)
Gain / (loss) on disposals of non-current assets	(37)	(9)
Gain / (loss) on disposals of subsidiaries	20	—

Total operating expenses	(3,766)	(3,964)

Operating profit	754	734

Finance costs	(423)	(447)
Finance income	31	46
Other non-operating losses	(25)	(152)
Shares of loss of joint ventures and associates	—	(22)
Impairment of joint ventures and associates	—	(110)
Net foreign exchange gain	1	62

Profit / (loss) before tax	338	111

Income tax expense	(258)	(206)

Profit / (loss) from continuing operations	80	(94)

Profit / (loss) after tax from discontinued operations	(300)	(174)

Profit / (loss) for the period	(220)	(269)

Attributable to:
The owners of the parent (continuing operations)	52	(109)
The owners of the parent (discontinued operations)	(300)	(174)
Non-controlling interest	28	14

	(220)	(269)

*	Prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	6

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 4 to our unaudited interim condensed consolidated financial statements attached hereto.

TOTAL OPERATING REVENUE

	Six months ended June 30,
In millions of U.S. dollars	2018	2017

Russia	2,330	2,278
Pakistan	729	755
Algeria	400	463
Bangladesh	260	299
Ukraine	318	286
Uzbekistan	155	305
Others	328	312

Total operating revenue	4,520	4,698

During the six months ended June 30, 2018 and 2017, we generated revenue from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Our consolidated total operating revenue decreased by 4% to US$4,520 million during the six months ended June 30, 2018 compared to US$4,698 million during the six months ended June 30, 2017, primarily due to a decrease of total operating revenue in Uzbekistan due to the local currency liberalization in September 2017, in Algeria primarily due to a customer base erosion as a result of competitive pressure in the market and in Bangladesh due to decreased voice revenue and aggressive price competition in the market. The decrease was partially offset by an increase in Russia primarily due to increased data revenue and in Ukraine driven by successful commercial activities, and continued strong growth of mobile data customers.

The discussion of revenue by reportable segments includes intersegment revenue. Management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a standalone basis.

TOTAL OPERATING EXPENSES

Our consolidated total operating expenses decreased by 5% to US$3,766 million during the six months ended June 30, 2018 compared to US$3,964 million during the six months period ended June 30, 2017, primarily as a result of lower personnel costs and lower depreciation expenses.

ADJUSTED EBITDA

	Six months ended June 30,
In millions of U.S. dollars	2018	2017

Russia	884	880
Pakistan	349	321
Algeria	178	219
Bangladesh	91	130
Ukraine	184	164
Uzbekistan	68	162
HQ	(134)	(170)
Others	91	86

Total Adjusted EBITDA	1,711	1,792

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Our consolidated Adjusted EBITDA decreased by 5% to US$1,711 million during the six months ended June 30, 2018 compared to US$1,792 million during the six months ended June 30, 2017, mainly due to decreased revenue as discussed above and Euroset integration costs partially offset by lower corporate costs.

OPERATING PROFIT

Our consolidated operating profit increased to US$754 million in the six months ended June 30, 2018 compared to US$734 million in the six months ended June 30, 2017 primarily due to decreased HR costs and depreciation partially offset by decreased operating revenue.

NON-OPERATING PROFITS AND LOSSES

Finance costs

Our consolidated finance costs decreased by 5% to US$423 million in the six months ended June 30, 2018 compared to US$447 million in the six months ended June 30, 2017, primarily due to lower average interest rates on our debt.

Finance income

Our consolidated finance income decreased to US$31 million in the six months ended June 30, 2018 compared to US$46 million in the six months ended June 30, 2017, primarily due to lower market interest rates on our deposits and lower amount of deposits.

Other non-operating losses

We recorded US$25 million of other non-operating losses during the six months ended June 30, 2018 compared to US$152 million of losses during the six months ended June 30, 2017. The change was mainly driven by early redemption fees of US$124 million recorded as part of the refinancing activities in the six months ended June 30, 2017.

Shares of loss of joint ventures and associates

As a result of the exit from the Italy Joint Venture as discussed above, we reported no share of loss from joint ventures and associates during the six months ended June 30, 2018 due to the Italy Joint Venture being classified as a discontinued operation. For further details please refer to Note 12 of our interim unaudited consolidated financial statements. We recorded a loss of US$22 million from our investments in joint ventures and associates in the six months ended June 30, 2017 that represent a share of loss from the Euroset Joint Venture in Russia.

Impairment of joint ventures and associates

We recorded no impairment of joint ventures and associates during the six months ended June 30, 2018. We recorded US$110 million of impairment related to associates and joint ventures during the six months ended June 30, 2017 in respect of the investment in Euroset that was classified as held for sale on July 7, 2017.

Net foreign exchange gain

We recorded a gain of US$1 million from foreign currency exchange in the six months ended June 30, 2018 compared to a gain of US$62 million from foreign currency exchange in the six months ended June 30, 2017. The decrease in net foreign exchange gains was primarily attributable to lower net exposure to the Russian ruble and fairly stable foreign exchange rates of other currencies.

INCOME TAX EXPENSE

The statutory income tax rates during the six months ended June 30, 2018 and 2017 for each reportable segment were as follows:

	Six months ended June 30,
	2018	2017

Russia	20.0%	20.0%
Pakistan	30.0%	30.0%
Algeria	26.0%	26.0%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	8

Bangladesh	45.0%	45.0%
Ukraine	18.0%	18.0%
Uzbekistan (including subnational tax)	53.3%	53.3%
Netherlands	25.0%	25.0%

Our consolidated income tax expense increased by 25% to US$258 million in the six months ended June 30, 2018 compared to US$206 million in the six months ended June 30, 2017.

For more information regarding income tax expenses, please refer to Note 6 of our unaudited interim condensed consolidated financial statements attached hereto.

PROFIT / (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS

In the six months ended June 30, 2018, our loss from discontinued operations was US$300 million, compared to a consolidated loss of US$174 million for the six months ended June 30, 2017. Both numbers represent results of our Italy Joint Venture following reclassification as an asset held for sale and a discontinued operation. The increase is due to increased share of net loss of Italy Joint Venture during six months ended June 30, 2018 mainly driven by negative purchase price allocation adjustment during six months period ended June 30, 2018 as compared to a positive adjustment last year.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS

In the six months ended June 30, 2018, the consolidated profit for the period attributable to the owners of the parent from continuing operations was US$52 million compared to a loss of US$109 million in the six months ended June 30, 2017. The change was mainly due to decreased impairment of joint ventures and associates and decreased other non-operating losses as discussed above.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON CONTROLLING INTEREST

Our profit for the period attributable to non-controlling interest was US$28 million in the six months ended June 30, 2018 compared to a profit of US$14 million in the six months ended June 30, 2017. The increase was mainly driven by increased net profit recognized by our operations in Pakistan and Kazakhstan and decreased net losses in Bangladesh during the six months ended June 30, 2018 as compared to the six months ended June 30, 2017.

RUSSIA

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	2,340	2,294	2%

Mobile service revenue	1,887	1,864	1%

- of which FMC(1)	61	38	61%

- of which mobile data	516	490	5%

Fixed-line service revenue	300	337	-11%

Sales of equipment, accessories and other	154	92	67%

Operating expenses	1,456	1,414	3%

Adjusted EBITDA	884	880	0%

Adjusted EBITDA margin	37.8%	38.4%	-0.6pp

(1)	Fixed-mobile convergence services (“FMC”)

RESULTS OF OPERATIONS IN RUB

Six months ended June 30,
In millions of RUB (except as indicated)	2018	2017	‘17-18 % change

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	9

Total operating revenue	138,893	132,913	4%

Mobile service revenue	111,892	108,022	4%

- of which FMC	3,642	2,203	65%

- of which mobile data	30,555	28,413	8%

Fixed-line service revenue	17,768	19,549	-9%

Sales of equipment, accessories and other	9,234	5,342	73%

Operating expenses	86,447	81,918	6%

Adjusted EBITDA	52,447	50,995	3%

Adjusted EBITDA margin	37.8%	38.4%	-0.6pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,

	2018	2017	‘17-18 % change

Mobile
Customers in millions	56.4	58.3	-3%
ARPU in US$	5.5	5.3	3%
ARPU in RUB	324	307	5%
Mobile data customers in millions	36.6	38.1	-4%

SIX MONTHS ENDED JUNE 30, 2018 COMPARED TO SIX MONTHS ENDED JUNE 30, 2017

Our total operating revenue in Russia increased by 2% to US$2,340 million in the six months ended June 30, 2018 compared to US$2,294 million in the six months ended June 30, 2017 primarily due to growth in mobile data, other value-added services and sales of devices mainly as a result of the integration of Euroset stores.

In functional currency terms, total operating revenue increased by 4% to RUB 138,893 million in the six months ended June 30, 2018.

ADJUSTED EBITDA

Our Russia Adjusted EBITDA was flat at US$884 million in the six months ended June 30, 2018 compared to US$880 million in the six months ended June 30, 2017. An increased revenue and improved device margin was partially offset by the Euroset integration costs in the six months period ended June 30, 2018.

In functional currency terms, our Russia Adjusted EBITDA increased by 3% in the six months ended June 30, 2018.

SELECTED PERFORMANCE INDICATORS

As of June 30, 2018, we had 56.4 million mobile customers in Russia representing a decrease of 3% from 58.3 million mobile customers as of June 30, 2017, in line with the market trend, driven by a reduction in sales from alternative distribution channels, as Beeline is focusing on monobrand distribution.

In the six months ended June 30, 2018, our mobile ARPU in Russia increased by 3% to US$5.5 compared to US$5.3 in the six months ended June 30, 2017, primarily as a result of increased data revenue. In functional currency terms, mobile ARPU in Russia increased by 5%.

As of June 30, 2018, we had 36.6 million mobile data customers, representing an decrease of 4% from 38.1 million. The decrease was mainly due to decreased marketing activities discussed above.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	10

PAKISTAN

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	731	755	-3%

Mobile service revenue	678	705	-4%

- of which mobile data	130	105	24%

Sales of equipment, accessories and other	53	51	4%

Operating expenses	381	434	-12%

Adjusted EBITDA	349	321	9%

Adjusted EBITDA margin	47.8%	42.5%	5.3pp

RESULTS OF OPERATIONS IN PKR

	Six months ended June 30,
In millions of PKR (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	83,354	79,163	5%

Mobile service revenue	77,342	73,859	5%

- of which mobile data	14,890	10,988	36%

Sales of equipment, accessories and other	6,012	5,303	13%

Operating expenses	43,484	45,479	-4%

Adjusted EBITDA	39,870	33,683	18%

Adjusted EBITDA margin	47.8%	42.5%	5.3pp
SELECTED PERFORMANCE INDICATORS
	Six months ended June 30,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	55.5	52.5	6%

ARPU in US$	2.1	2.3	-8%

ARPU in PKR	236	236	0%

Mobile data customers in millions	31.5	26.7	18%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	11

SIX MONTHS ENDED JUNE 30, 2018 COMPARED TO SIX MONTHS ENDED JUNE 30, 2017

MOBILE REVENUE

In the six months ended June 30, 2018, our Pakistan total operating revenue decreased by 3% to US$731 million in the six months ended June 30, 2018 compared to US$755 million in the six months ended June 30, 2017, as a result of a devaluation of the local currency.

In functional currency terms, our Pakistan total operating revenue increased by 5% as a result an acceleration of mobile data revenue growth of 36% year on year, driven by an increase in data customers due to higher bundle penetration and continued data network expansion.

ADJUSTED EBITDA

Our Pakistan Adjusted EBITDA increased by 9% to US$349 million in the six months ended June 30, 2018 compared to US$321 million in the six months ended June 30, 2017 driven by revenue growth, operating expenses synergies and the phasing-out of merger integration costs. The increase was partially offset by a devaluation of the local currency.

In functional currency terms, our Pakistan Adjusted EBITDA increased by 18%.

SELECTED PERFORMANCE INDICATORS

As of June 30, 2018, we had 55.5 million customers in Pakistan, representing an increase of 6% from 52.5 million customers as of June 30, 2017, primarily driven by a continued increase in customer acquisition combined with lower churn.

In the six months ended June 30, 2018, our mobile ARPU in Pakistan decreased by 8% to US$2.1 compared to US$2.3 in the six months ended June 30, 2017 driven by a devaluation of the local currency. In functional currency terms, mobile ARPU in Pakistan was flat in the six months ended June 30, 2018 at PKR 236.

As of June 30, 2018, we had 31.5 million mobile data customers in Pakistan, representing an increase of 18% from 26.7 million mobile data customers as of June 30, 2017. The increase was due to customer base migration to bundled tariff plans and 4G/LTE expansion.

ALGERIA

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	402	463	-13%

Mobile service revenue	400	456	-12%

- of which mobile data	94	55	72%

Sales of equipment, accessories and other	3	7	-63%

Operating expenses	225	245	-8%

Adjusted EBITDA	178	219	-19%

Adjusted EBITDA margin	44.1%	47.2%	-3.0pp

RESULTS OF OPERATIONS IN DZD

	Six months ended June 30,
In millions of DZD (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	46,232	50,744	-9%
Mobile service revenue	45,922	49,941	-8%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	12

- of which mobile data	10,825	6,005	80%
Sales of equipment, accessories and other	310	804	-61%

Operating expenses	25,822	26,799	-4%

Adjusted EBITDA	20,410	23,945	-15%

Adjusted EBITDA margin	44.1%	47.2%	-3.0pp

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	13

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	15.5	15.5	0%

ARPU in US$	4.4	4.8	-8%

ARPU in DZD	501	520	-4%

Mobile data customers in millions	8.3	7.0	19%

SIX MONTHS ENDED JUNE 30, 2018 COMPARED TO SIX MONTHS ENDED JUNE 30, 2017

MOBILE REVENUE

Our Algeria total operating revenue decreased by 13% to US$402 million in the six months ended June 30, 2018 compared to US$463 million in the six months ended June 30, 2017 primarily due to decreased ARPU as a result of competitive pressure in the market and devaluation of local currency. Data revenue growth, however, remained strong due to higher usage and an increase in data customers as a result of the rollout of 3G and 4G/LTE networks.

In functional currency terms, total operating revenue in Algeria decreased by 9%.

ADJUSTED EBITDA

Our Algeria Adjusted EBITDA decreased by 19% to US$178 million in the six months ended June 30, 2018 compared to US$219 million in the six months ended June 30, 2017 primarily due to the decrease in total revenues, as discussed above and the increased costs associated with the 2018 finance law. In functional currency terms, our Algeria Adjusted EBITDA decreased by 15%.

SELECTED PERFORMANCE INDICATORS

Customer base in our Algeria segment was flat and equal to 15.5 million as of June 30, 2018 and 2017.

In the six months ended June 30, 2018, our mobile ARPU in Algeria decreased by 8% to US$4.4 compared to US$4.8 in the six months ended June 30, 2017. In functional currency terms, our mobile ARPU in Algeria decreased by 4%, mainly due to continued and intense price competition.

As of June 30, 2018, we had approximately 8.3 million mobile data customers in Algeria, representing an increase of 19% from the 7.0 million mobile data customers as of June 30, 2017. The increase was mainly due to the acceleration of 3G and 4G/LTE networks deployment and increased smartphone penetration.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	14

BANGLADESH

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	260	299	-13%

Mobile service revenue	250	291	-14%

- of which mobile data	41	38	7%

Sales of equipment, accessories and other	10	8	24%

Operating expenses	168	169	0%

Adjusted EBITDA	91	130	-30%

Adjusted EBITDA margin	35.2%	43.5%	-8.3pp

RESULTS OF OPERATIONS IN BDT

	Six months ended June 30,
In millions of BDT (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	21,676	23,958	-10%

Mobile service revenue	20,864	23,328	-11%

- of which mobile data	3,411	3,066	11%

Sales of equipment, accessories and other	812	629	29%

Operating expenses	14,044	13,533	4%

Adjusted EBITDA	7,632	10,425	-27%

Adjusted EBITDA margin	35.2%	43.5%	-8.3pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	32.0	30.7	4%

ARPU in US$	1.3	1.6	-17%

ARPU in BDT	110	127	-14%

Mobile data customers in millions	19.2	15.9	21%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	15

SIX MONTHS ENDED JUNE 30, 2018 COMPARED TO SIX MONTHS ENDED JUNE 30, 2017

Our Bangladesh total operating revenue decreased by 13% to US$260 million in the six months ended June 30, 2018 compared to US$299 million in the six months ended June 30, 2017 primarily due to the gap in 3G network coverage compared to the market leader. The market remains characterized by intense price competition.

In functional currency terms, total operating revenue in Bangladesh decreased by 10%.

ADJUSTED EBITDA

Our Bangladesh Adjusted EBITDA decreased by 30% to US$91 million in the six months ended June 30, 2018 compared to US$130 million in the six months ended June 30, 2017 primarily due to lower revenue, as discussed above, an increase of customer acquisition costs and an increase of technology-related costs.

In functional currency terms, our Bangladesh Adjusted EBITDA decreased by 27%.

SELECTED PERFORMANCE INDICATORS

Customers in our Bangladesh segment increased by 4% to 32.0 million as of June 30, 2018 compared to 30.7 million customers as of June 30, 2017. The increase was mainly due to intensive acquisition campaigns coupled with simplified offers.

In the six months ended June 30, 2018 and June 30, 2017, our mobile ARPU in Bangladesh decreased by 17% to US$1.3 mainly due to aggressive pricing in the market and lower traffic due to increased OTT services usage. In functional currency terms, mobile ARPU in Bangladesh decreased in the six months ended June 30, 2018 by 14% to BDT 110 compared to BDT 127 in the six months ended June 30, 2017.

As of June 30, 2018, we had approximately 19.2 million mobile data customers in Bangladesh, representing an increase of 21% from the 15.9 million mobile data customers as of June 30, 2017, mainly due to increased efforts to attract new, voice-only customers and network expansion with the acquisition of additional spectrum and 4G/LTE license in the first quarter of 2018.

UKRAINE

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	329	296	11%

Mobile service revenue	305	274	11%

- of which mobile data	109	66	64%

Fixed-line service revenue	22	21	4%

Sales of equipment, accessories and other	2	1	51%

Operating expenses	145	133	9%

Adjusted EBITDA	184	164	12%

Adjusted EBITDA margin	55.8%	55.2%	0.6pp

RESULTS OF OPERATIONS IN UAH

	Six months ended June 30,
In millions of UAH (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	8,785	7,929	11%

Mobile service revenue	8,149	7,328	11%

- of which mobile data	2,915	1,778	64%

Fixed-line service revenue	593	572	4%

Sales of equipment, accessories and other	43	29	50%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	16

Operating expenses	3,882	3,551	9%

Adjusted EBITDA	4,902	4,378	12%

Adjusted EBITDA margin	55.8%	55.2%	0.6pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	26.5	26.1	1%

ARPU in US$	1.9	1.7	9%

ARPU in UAH	50	46	9%

Mobile data customers in millions	13.5	11.2	21%

SIX MONTHS ENDED JUNE 30, 2018 COMPARED TO SIX MONTHS ENDED JUNE 30, 2017

Our Ukraine total operating revenue increased by 11% to US$329 million in the six months ended June 30, 2018 compared to US$296 million in the six months ended June 30, 2017. The increase was primarily due to strong growth in mobile service revenue, driven by successful commercial activities stimulated by the continued 3G roll-out and increased penetration of data-centric tariffs, as well as continued strong growth of mobile data customers and data consumption.

In functional currency terms, our Ukraine total operating revenue in the six months ended June 30, 2018 increased by 11%.

ADJUSTED EBITDA

Our Ukraine Adjusted EBITDA increased by 12% to US$184 million in the six months ended June 30, 2018 compared to US$164 million in the six months ended June 30, 2017, primarily due to higher revenues, partially offset by increased service costs, commercial and structural costs and increased technology costs as a result of the network expansion.

In functional currency terms, our Ukraine Adjusted EBITDA increased by 12% in the six months ended June 30, 2018 compared to the same period in the previous year.

SELECTED PERFORMANCE INDICATORS

As of June 30, 2018, we had approximately 26.5 million mobile customers in Ukraine compared to 26.1 million mobile customers as of June 30, 2017, representing an increase of 1%, as a result of improved churn as a result of a successful customer retention campaign.

In the six months ended June 30, 2018, our mobile ARPU in Ukraine increased by 9% to US$1.9 compared to the six months ended June 30, 2017. In functional currency terms, mobile ARPU in Ukraine increased in the six months ended June 30, 2018 by 9% to UAH 50 compared to UAH 46 in the six months ended June 30, 2017 driven by the factors underlying the increase in revenue described above.

As of June 30, 2018, we had approximately 13.5 million mobile data customers in Ukraine, representing an increase of 21% from the 11.2 million mobile data customers as of June 30, 2017, mainly due to an increased sales focus on new and voice-only customers.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	17

UZBEKISTAN

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	155	306	-49%

Mobile service revenue	154	303	-49%

- of which mobile data	49	77	-36%

Fixed-line service revenue	1	2	-43%

Sales of equipment, accessories and other	0	0	34%

Operating expenses	86	144	-40%

Adjusted EBITDA	68	162	-58%

Adjusted EBITDA margin	44.2%	52.9%	-8.7pp

RESULTS OF OPERATIONS IN UZS

	Six months ended June 30,
In billions of UZS (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	1,252	1,089	15%

Mobile service revenue	1,241	1,082	15%

- of which mobile data	400	274	46%

Fixed-line service revenue	9	7	30%

Sales of equipment, accessories and other	2	1	194%

Operating expenses	699	512	37%

Adjusted EBITDA	553	577	-4%

Adjusted EBITDA margin	44.1%	53.0%	-8.8pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	9.3	9.6	-3%

ARPU in US$	2.7	5.3	-49%

ARPU in UZS	21,694	18,813	15%

Mobile data customers in millions	5.0	4.5	10%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	18

SIX MONTHS ENDED JUNE 30, 2018 COMPARED TO SIX MONTHS ENDED JUNE 30, 2017

In the six months ended June 30, 2018, our Uzbekistan total operating revenue decreased by 49% to US$155 million compared to US$306 million in the six months ended June 30, 2017 as a result of the liberalization of the currency exchange rules by the government of Uzbekistan and the resetting of the official exchange rate at 8,100 Uzbek som per U.S. dollar, which represented nearly a halving of the value of the Uzbek som to the U.S. dollar. In Uzbekistan, our tariff plans were pegged to the U.S. dollar until September 5, 2017. Since September 5, 2017, our tariff plans are denominated in Uzbek soms. For more information, please see “Item 4—Information on the Company—Recent Developments—Liberalization of currency exchange rules in Uzbekistan” in our 2017 Annual Report.

In functional currency terms, our Uzbekistan total operating revenue increased by 15%, mainly as a result of the increased tariffs in Uzbek som resulting from the appreciation of U.S. dollar against the local currency and successful marketing activities, together with increased mobile data revenue, interconnect services and value-added services. Mobile data revenue increased by 46% during the period in functional currency terms, driven by the rollout of additional mobile data networks, increased smartphone and bundled offering penetration.

ADJUSTED EBITDA

In the six months ended June 30, 2018, our Uzbekistan Adjusted EBITDA decreased by 58% to US$68 million compared to US$162 million in the six months ended June 30, 2017, primarily due to the currency regime developments discussed above.

In functional currency terms, in the six months ended June 30, 2018, our Uzbekistan Adjusted EBITDA decreased by 4% compared to the six months ended June 30, 2017, mainly driven by external factors such as the increase in customer tax, which doubled to UZS 4,000 per customer per month from January 1, 2018 and the negative impact of the reduction in mobile termination rates partially offset by the revenue increase in functional currency terms discussed above.

SELECTED PERFORMANCE INDICATORS

As of June 30, 2018, we had 9.3 million mobile customers in our Uzbekistan segment compared to 9.6 million mobile customers as of June 30, 2017, the decrease of 3% partially driven by a clean-up of non-active customers.

In the six months ended June 30, 2018, our mobile ARPU in Uzbekistan was US$2.7 compared to US$5.3 in the six months ended June 30, 2017, representing a decrease of 49% for the period due to the currency regime developments discussed above. In functional currency terms, mobile ARPU in Uzbekistan increased by 15% to UZS 21,694 in the six months ended June 30, 2018 compared to UZS 18,813 in the six months ended June 30, 2017 mainly due to the reasons described above with respect to the increase in total operating revenue in functional currency terms.

As of June 30, 2018, we had approximately 5.0 million mobile data customers in Uzbekistan compared to approximately 4.5 million mobile data customers as of June 30, 2017, representing an increase of 10% primarily due to data network strengthening increased penetration of smartphones and bundled offerings.

HQ

Our HQ Adjusted EBITDA was negative US$134 million for the six months ended June 30, 2018, compared to negative US$170 million for the six months ended June 30, 2017, primarily due to decreased personnel costs.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

Working capital is defined as current assets less current liabilities.

As of June 30, 2018, we had negative working capital of US$2,106 million, compared to negative working capital of US$732 million as of December 31, 2017. The change in our working capital as of June 30, 2018 was primarily due to a decrease in current financial assets as a result of the repayment of certain borrowings partially offset by cash-in of certain settlements and device inventory increase in Russia due to Euroset integration.

Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short term and foreseeable long-term cash requirements.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

CONSOLIDATED CASH FLOW SUMMARY

OPERATING ACTIVITIES

During the six months ended June 30, 2018, net cash flows from operating activities increased to US$1,302 million from US$1,162 million during the six months ended June 30, 2017. The increase of cash flows from operating activities was mainly due to increased cash inflows from working capital during the six months ended June 30, 2018 compared to the six months period ended June 30, 2017 partially offset by decreased Adjusted EBITDA.

INVESTING ACTIVITIES

During the six months ended June 30, 2018, our total payments for the purchase of property, equipment and intangible assets amounted to US$1,177 million compared to US$1,196 million during the six months ended June 30, 2017. The decrease was primarily connected to different phasing in acquisitions of network equipment compared to last year.

During the six months ended June 30, 2018, we received US$1,042 from deposit accounts, primarily relating to the US$ 987 million pledged as collateral for the Mandatory Tender Offer (“MTO”). On April 2, 2018, VEON withdrew the MTO. For further information, please refer to Note 3 of our interim unaudited consolidated financial statements.

Acquisitions and Dispositions

For information regarding our acquisitions and dispositions, see Notes 8 and 9 to our unaudited interim condensed consolidated financial statements attached hereto.

FINANCING ACTIVITIES

During the six months ended June 30, 2018, net cash outflow in financing activities were US$1,333 million compared to net cash inflows of US$163 million during the six months ended June 30, 2017. The change of net cash flows from financing activities was mainly driven by the net repayment of borrowings during the six months ended June 30, 2018.

During the six months ended June 30, 2018, we repaid US$1,643 million of indebtedness and raised US$607 million net of fees paid for borrowings.

INDEBTEDNESS

As of June 30, 2018, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$9,992 million, compared to US$11,103 million as of December 31, 2017. As of June 30, 2018, our debt includes overdrawn bank accounts related to cash-pooling program of US$201.

As of June 30, 2018 VEON had the following principal amounts outstanding for interest-bearing loans and bonds:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Amsterdam B.V.	Loan from ING Bank N.V.	6 month LIBOR + 1.08%	USD	62	62	16.10.2023
VEON Amsterdam B.V.	Loan from HSBC Bank plc	1.7200%	USD	143	143	31.07.2022
VEON Amsterdam B.V.	Cash-pool overdrawn accounts				50
TOTAL VEON Amsterdam B.V.					255
VEON Holdings B.V.	Loan from Sberbank	10.0000%	RUB	95,000	1,514	19.05.2022
VEON Holdings B.V.	Loan from Alfa Bank	8.8000%	RUB	17,500	279	30.08.2022
VEON Holdings B.V.	Loan from VTB	8.7500%	RUB	30,000	478	30.08.2022
VEON Holdings B.V.	Loan from CCB	3 m EURIBOR +1.9%	EUR	100	117	10.11.2022
VEON Holdings B.V.	Syndicated Loan Facility (Term Loan)	3m EURIBOR + 2.75%	EUR	527	616	16.02.2022
VEON Holdings B.V.	Notes	5.2000%	USD	571	571	13.02.2019
VEON Holdings B.V.	Notes	3.9500%	USD	600	600	16.06.2021
VEON Holdings B.V.	Notes	7.5043%	USD	628	628	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	983	983	13.02.2023
VEON Holdings B.V.	Notes	4.9500%	USD	900	900	17.06.2024
VEON Holdings B.V.	Cash-pool overdrawn accounts				150

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	20

TOTAL VEON Holdings B.V.					6,836
GTH Finance B.V.	Notes	6.2500%	USD	500	500	26.04.2020
GTH Finance B.V.	Notes	7.2500%	USD	700	700	26.04.2023
TOTAL GTH Finance B.V.					1,200
PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	377	377	02.02.2021
PJSC VimpelCom	Other PJSC VimpelCom				72
TOTAL PJSC VimpelCom					449
Pakistan Mobile Communications Limited	Sukuk Certificates	3 months KIBOR + 0.88%	PKR	3,450	28	20.12.2019
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.90%	PKR	3,333	27	23.12.2020
Pakistan Mobile Communications Limited	Loan from ING Bank N.V.	6 month LIBOR plus 1.9%	USD	162	162	31.12.2020
Pakistan Mobile Communications Limited	Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	13,333	110	23.12.2020
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.35%	PKR	5,463	45	29.06.2022
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6.2100%	PKR	5,333	44	31.12.2023
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	7.0300%	PKR	3,534	29	31.12.2023
Pakistan Mobile Communications Limited	Syndicated loan via MCB Bank Limited	6 months KIBOR + 0.35%	PKR	17,000	140	29.06.2022
Pakistan Mobile Communications Limited	Other Pakistan Mobile Communications Limited				78
TOTAL Pakistan Mobile Communications Limited					663
Banglalink Digital Communications Ltd.	Senior Notes	8.6250%	USD	300	300	06.05.2019
Banglalink Digital Communications Ltd.	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	9,571	114	24.12.2022
Banglalink Digital Communications Ltd.	Syndicated Loan Facility	Average bank deposit rate + 3.0%	BDT	3,488	41	24.12.2020
TOTAL Banglalink Digital Communications Ltd.					455
Optimum Telecom Algérie S.p.A.	Syndicated Loan Facility	Bank of Algeria Re- Discount Rate + 2.0% (floor 5.5%)	DZD	15,000	128	30.12.2019
TOTAL Optimum Telecom Algérie S.p.A.					128
Other loans, equipment financing and lease obligations					6
Total VEON consolidated					9,992

For additional information on our outstanding indebtedness, please refer to Note 10 of our unaudited interim condensed consolidated financial statements attached hereto.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS

During the six months ended June 30, 2018, our capital expenditures excluding licenses were US$757 million compared to US$596 million in the six months ended June 30, 2017. The increase in capital expenditures excluding licenses was primarily due to continued investments in network development in Russia and in Pakistan.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	21

We expect that our capital expenditures excluding licenses in 2018 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE and 3G networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant after the second quarter of 2018.

Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:

●	Cash we currently hold;

●	Transactions to sell our investments;

●	Operating cash flows;

●	Export credit agency guaranteed financing;

●	Borrowings under bank financings, including credit lines currently available to us;

●	Syndicated loan facilities; and

●	Issuances of debt securities on local and international capital markets.

As of June 30, 2018, we had an undrawn amount of US$1,931 million under existing credit facilities.

Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.

RELATED PARTY TRANSACTIONS

We have entered into transactions with related parties and affiliates. Please see Note 14 to our unaudited interim condensed consolidated financial statements attached hereto.

For the explanation of the nature of significant related party transactions please refer to “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2017 Annual Report.

CERTAIN FACTORS AFFECTING OUR FINANCIAL POSITION AND RESULTS OF OPERATIONS

Our financial position and results of operations as of and for the six months ended June 30, 2018 and 2017 as reflected in our unaudited interim condensed consolidated financial statements attached hereto are influenced by a number of factors. For a discussion of the trends, commitments or events that are likely to have a material effect on our results of operation, see “Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Financial Position and Results of Operations” in our 2017 Annual Report.

ECONOMIC TRENDS AND INFLATION

Our financial position and results of operations are affected by the economic conditions in the countries in which we operate. In particular, in Algeria, there continued to be a challenging economic environment in the six months ended June 30, 2018 and an accelerating inflation rate. In addition, the depreciation of the Uzbek som significantly affected the results of our operations in Uzbekistan during the six months ended June 30, 2018.

FOREIGN CURRENCY TRANSLATION

Our unaudited interim condensed consolidated financial statements are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency.

Our results of operations are affected by increases or decreases in the value of the U.S. dollar or our functional currencies. A higher average exchange rate correlates to a weaker functional currency. We have listed below the relevant exchange rates for our most significant countries of operation for the six months ended June 30, 2018.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	22

	Average rates
	Six month period of 2018	Six month period of 2017	YoY % change

Russian Ruble (RUB)	59.4	58.0	2.4%

Pakistan Rupee (PKR)	114.3	104.8	9.1%

Algerian Dinar (DZD)	114.9	109.5	5.0%

Bangladeshi Taka (BDT)	83.4	80.2	4.0%

Ukrainian Hryvnia (UAH)	26.7	26.8	-0.1%

Uzbekistan Som (UZS)	8,083.8	3,566.7	126.6%

Euro (EUR)	0.8267	0.9236	-10.5%

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

As of June 30, 2018, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia, the Uzbek som and the euro, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan as well as those of the Italy Joint Venture are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold approximately 36% of our readily available cash and bank deposits in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies to manage this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.

For more information on risks associated with currency exchange rates, see the section of our 2017 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks.”

The following table summarizes information, as of June 30, 2018, regarding the maturity of the part of our debt for which foreign exchange revaluation directly affects our reported profit or loss (excluding short-term overdrawn bank accounts related to cash-pooling program):

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of June 30,					Fair Value (1) as of June 30,
	2018	2019	2020	2021	2022	2018

Total debt:
Fixed Rate (US$)	680	379	377	—	—	730
Average interest rate	8.2%	7.8%	7.8%	—	—	—
Fixed Rate (RUB)	2,271	2,271	2,271	1,277	95	2,332
Average interest rate	9.6%	9.6%	9.6%	9.5%	8.8%
Variable Rate (US$)	162	137	75	—	—	187
Average interest rate	4.4%	4.4%	4.4%	—	—	—
Variable Rate (EUR)	732	732	655	318	29	782
Average interest rate	2.6%	2.6%	2.6%	2.5%	1.9%	—

(1)

The fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile as at the measurement date.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	23

In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.

As of June 30, 2018, the interest rate risk on the financing of our group was limited as 84% of our group’s total debt was fixed rate debt.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	24

Unaudited interim condensed

consolidated financial statements

VEON Ltd.

As of and for the six and three-month periods ended

June 30, 2018

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

for the six and three-month periods ended June 30

		Six-month period		Three-month period
	Note	2018	2017*	2018	2017*
(In millions of U.S. dollars, except per share amounts)
Service revenues		4,292	4,533	2,136	2,331
Sale of equipment and accessories		161	108	100	57
Other revenues / other income		67	57	34	29

Total operating revenues	4	4,520	4,698	2,270	2,417

Operating expenses
Service costs		(873)	(920)	(435)	(477)
Cost of equipment and accessories		(155)	(114)	(96)	(58)
Selling, general and administrative expenses		(1,781)	(1,872)	(882)	(951)
Depreciation		(674)	(776)	(328)	(386)
Amortization		(256)	(268)	(130)	(146)
Impairment (loss) / reversal		(10)	(5)	(7)	(8)
Gain / (loss) on disposal of non-current assets	8	(37)	(9)	(20)	(2)
Gain / (loss) on sale of subsidiaries	7	20	—	20	—

Total operating expenses		(3,766)	(3,964)	(1,878)	(2,028)

Operating profit		754	734	392	389

Finance costs		(423)	(447)	(206)	(232)
Finance income		31	46	12	24
Other non-operating losses, net	5	(25)	(152)	(16)	(116)
Share of loss of joint ventures and associates		—	(22)	—	(10)
Impairment of joint ventures and associates		—	(110)	—	(110)
Net foreign exchange gain / (loss)		1	62	(11)	(53)

Profit / (loss) before tax		338	111	171	(108)

Income tax expense	6	(258)	(206)	(139)	(65)

Profit / (loss) from continuing operations		80	(95)	32	(173)

Profit / (loss) after tax from discontinued operations	12	(300)	(174)	(170)	(85)

Profit / (loss) for the period		(220)	(269)	(138)	(258)

Attributable to:
The owners of the parent (continuing operations)		52	(109)	31	(193)
The owners of the parent (discontinued operations)		(300)	(174)	(170)	(85)
Non-controlling interest		28	14	1	20

		(220)	(269)	(138)	(258)

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent from continuing operations		$0.03	($0.06)	$0.02	($0.11)
Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent from discontinued operations		($0.17)	($0.10)	($0.10)	($0.05)

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent		($0.14)	($0.16)	($0.08)	($0.16)

*	Prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation, see Note 12 for further details.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six and three-month periods ended June 30

		Six-month period		Three-month period
	Note	2018	2017	2018	2017
(In millions of U.S. dollars)
Profit / (loss) for the period		(220)	(269)	(138)	(258)
Items that may be reclassified to profit or loss
Net movement on cash flow hedges		(2)	2	1	4
Share of other comprehensive income / (loss) of Italy Joint Venture	12	(18)	—	(6)	—
Foreign currency translation		(347)	62	(380)	(68)

Other comprehensive income / (loss) for the period, net of tax		(367)	64	(385)	(64)

Total comprehensive income / (loss) for the period, net of tax		(587)	(205)	(523)	(322)

Attributable to:
The owners of the parent		(528)	(250)	(447)	(365)
Non-controlling interests		(59)	45	(76)	43

		(587)	(205)	(523)	(322)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of

	Note	June 30, 2018	December 31, 2017
(In millions of U.S. dollars)
Assets
Non-current assets
Property and equipment	8	5,686	6,097
Intangible assets	9	2,441	2,168
Goodwill	9	4,139	4,394
Investments in joint ventures and associates	12	—	1,921
Deferred tax assets		200	272
Non-current income tax advance		33	28
Other financial assets	10	18	34
Other assets		106	199

Total non-current assets		12,623	15,113

Current assets
Inventories		184	72
Trade and other receivables		643	745
Other assets		370	394
Current income tax assets		171	230
Other financial assets	10	81	1,130
Cash and cash equivalents	11	1,343	1,304

Total current assets		2,792	3,875

Assets classified as held for sale	12	2,027	533

Total assets		17,442	19,521

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		3,549	4,352
Non-controlling interests		(554)	(425)

Total equity		2,995	3,927

Non-current liabilities
Financial liabilities	10	9,044	10,362
Provisions		129	116
Other liabilities		42	83
Deferred tax liabilities		287	376

Total non-current liabilities		9,502	10,937

Current liabilities
Trade and other payables		1,644	1,523
Other liabilities		1,249	1,346
Other financial liabilities	10	1,527	1,268
Current income tax payables		89	48
Provisions		389	422

Total current liabilities		4,898	4,607

Liabilities associated with assets held for sale	12	47	50

Total equity and liabilities		17,442	19,521

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six-month period ended June 30, 2018

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of December 31, 2017		1,749,127,404	2	12,753	729	(1,464)	(7,668)	4,352	(425)	3,927

Adjustments arising due to new accounting standards	2	—	—	—	—	46	—	46	11	57

As of January 1, 2018		1,749,127,404	2	12,753	729	(1,418)	(7,668)	4,398	(414)	3,984

Profit / (loss) for the period		—	—	—	—	(248)	—	(248)	28	(220)
Other comprehensive income / (loss)		—	—	—	(18)	(3)	(259)	(280)	(87)	(367)

Total comprehensive income / (loss)		—	—	—	(18)	(251)	(259)	(528)	(59)	(587)

Dividends declared	13	—	—	—	—	(299)	—	(299)	(92)	(391)
Other		—	—	—	3	(16)	(9)	(22)	11	(11)

As of June 30, 2018		1,749,127,404	2	12,753	714	(1,984)	(7,936)	3,549	(554)	2,995

for the six-month period ended June 30, 2017

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of January 1, 2017		1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

Profit / (loss) for the period		—	—	—	—	(283)	—	(283)	14	(269)
Other comprehensive income / (loss)		—	—	—	2	—	31	33	31	64

Total comprehensive income / (loss)		—	—	—	2	(283)	31	(250)	45	(205)

Dividends declared			—	—	—	(343)	—	(343)	(158)	(501)
Share-based payment transactions		122,756	—	—	—	—	—	—	—	—
Changes in ownership interest in a subsidiary that do not result in a loss of control		—	—	—	(12)	—	—	(12)	(247)	(259)
Legal reserves		—	—	—	4	(4)	—	—	—	—

As of June 30, 2017		1,749,127,404	2	12,753	747	(1,069)	(7,078)	5,355	(277)	5,078

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the six-month period ended June 30

	Note	2018	2017*
(In millions of U.S. dollars)
Operating activities
Profit / (loss) before tax from continuing operations		338	111
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		940	1,049
Gain / (loss) on disposal of non-current assets		37	9
Gain / (loss) on sale of subsidiaries		(20)	—
Finance income		(31)	(46)
Finance costs		423	447
Other non-operating losses		25	152
Share of loss and impairment of joint ventures and associates		—	132
Net foreign exchange gain		(1)	(62)
Changes in trade and other receivables and prepayments		181	(66)
Changes in inventories		(120)	11
Changes in trade and other payables		100	119
Changes in provisions and pensions		7	(69)
Interest paid		(397)	(418)
Interest received		32	36
Income tax paid		(212)	(243)

Net cash flows from operating activities		1,302	1,162

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		7	15
Purchase of property, plant and equipment and intangible assets		(1,177)	(1,196)
Receipts from / (payment on) deposits	3	1,042	(24)
Receipts from / (investment in) financial assets		36	(109)
Proceeds from sale of shares in subsidiaries, net of cash disposed		2	—

Net cash flows from / (used in) investing activities		(90)	(1,314)

Financing activities
Acquisition of non-controlling interest		—	(259)
Proceeds from borrowings, net of fees paid**	10	607	4,442
Repayment of borrowings		(1,643)	(3,606)
Dividends paid to owners of the parent		(286)	(332)
Dividends paid to non-controlling interests		(11)	(82)

Net cash flows from / (used in) financing activities		(1,333)	163

Net (decrease) / increase in cash and cash equivalents		(121)	11
Net foreign exchange difference		(47)	(74)
Cash and cash equivalents classified as held for sale
at the beginning of period		10	—
at the end of the period		(4)	(6)
Cash and cash equivalents at beginning of period		1,304	2,942

Cash and cash equivalents at end of period net of overdrafts***	11	1,142	2,873

*	Prior year comparatives restated following the classification of Italy Joint Venture as a disposal group held for sale, see Note 12 for further details
**	Fees paid for borrowings were US$5 (2017: US$49)
***	Overdrawn amount was US$201 (2017: US$ nil)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

1	GENERAL INFORMATION

VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.

VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

Share information

As of June 30, 2018, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Telenor East Holding II AS (“Telenor”)	256,703,840	14.6%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Free Float	513,454,732	29.2%

Total outstanding common shares	1,756,731,135	100.0%

Shares held by the Company or its subsidiaries (“Treasury shares”)	7,603,731	0.4%

*

LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,562 common shares represented by the depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne (“Conditions of Administration”) in connection with the transfer of 145,947,562 ADSs from LetterOne to Stichting on March 29, 2016, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting’s articles of association.

Nature of operations and principal activities

VEON earns revenues by providing voice and data telecommunication services through a range of traditional and broadband mobile and fixed-line technologies. As of June 30, 2018, the Company operated telecommunications services in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Armenia, Georgia and Kyrgyzstan, and in Italy via a 50/50 joint venture. In the second quarter of 2018, VEON sold its operations in Laos and Tajikistan (see Note 7) and has classified its investment in the Italy Joint Venture as a disposal group held for sale and discontinued operation (see Note 12).

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

2	BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six and three-month periods ended June 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2017.

The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2017.

A number of new and amended standards became effective as of January 1, 2018, the impact of which is described below. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

New accounting standards in 2018

The following table presents the transitional impact that adoption of IFRS 9, ‘Financial Instruments’ (“IFRS 9”) and IFRS 15, ‘Revenue from contracts with customers’ (“IFRS 15”) have had on the opening balance sheet of the Group, as of January 1, 2018. Further details regarding the impact of IFRS 9 and IFRS 15 can be found below.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Opening	Impact of IFRS 9		Impact of IFRS 15
	balance sheet	Classification and measurement	Impairment	Revenue and contract costs	Adjusted opening balance sheet
Assets
Non-current assets
Investments in joint ventures and associates	1,921	(25)	(10)	38	1,924
Deferred tax assets	272	—	2	(12)	262
Other financial assets
Available for sale	18	(18)	—	—	—
Fair value through other comprehensive income	—	18	—	—	18
Other assets	199	—	—	93*	292
Current assets
Trade and other receivables
Trade and other receivables, gross	914	—	—	—	914
Allowance for doubtful debt	(169)	—	(14)		(183)
Other financial assets
Available for sale	53	(53)	—	—	—
Fair value through profit or loss		20			20
Fair value through other comprehensive income	—	33	—	—	33
Other assets	394	—	—	(4)	390
Equity
Equity attributable to equity owners of the parent	4,352	(25)	(16)	87	4,398
Non-controlling interests	(425)	—	(4)	15	(414)
Liabilities
Other liabilities (current)	1,346	—	—	(1)	1,345
Deferred tax liabilities	376	—	(2)	14	388

* Capitalization of incremental costs incurred in acquiring a contract with a customer.

IFRS 15 ‘Revenue from contracts with customers’

IFRS 15 replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. IFRS 15 addresses revenue recognition for contracts with customers, as well as treatment of incremental costs incurred to obtain a contract with a customer, described in more detail below.

Revenue recognition

Due to the nature of the Group’s existing product offerings (i.e. prevailing pre-paid service offerings), as well as the Group’s existing accounting policies, the impact of IFRS 15 on revenue recognition by the Group will be immaterial.

Costs of obtaining a contract with customer

Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer (“contract costs”), which previously did not qualify for recognition as an asset under any of the other accounting standards, are deferred in the consolidated statement of financial position. Such costs relate primarily to commissions paid to third-party dealers and are amortized as revenue is recognized under the related contract, within the ‘Selling, general and administrative expenses’ line item within the income statement.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The Group applies the practical expedient available in IFRS 15 for contract costs for which the amortization would have been shorter than 12 months. Such costs relate primarily to commissions paid to third-party dealers upon top-up of prepaid credit by customers and sale of top-up cards.

The impact of capitalizing contract costs upon implementation of IFRS 15 is shown in the table earlier in this Note.

Transition

The standard is effective for annual periods beginning on or after January 1, 2018. The Group has adopted the standard using the modified retrospective approach, which means that the cumulative impact of the adoption has been recognized in retained earnings as of January 1, 2018 and that comparatives have not been restated.

The impact that adoption of IFRS 15 has had on the opening balance sheet of the Group, as of January 1, 2018, is shown in the table presented earlier in this Note.

IFRS 9 ‘Financial instruments’

IFRS 9 replaces IAS 39 ‘Financial instruments: Recognition and Measurement’ (“IAS 39”). IFRS 9 impacts the Group’s classification and measurement of financial instruments, impairment of financial assets and hedge accounting, described in more detail below.

Classification and measurement

The new standard requires the Company to assess the classification of financial assets on its balance sheets in accordance with the cash flow characteristics of the financial assets and the relevant business model that the Company has for a specific class of financial assets.

IFRS 9 no longer has an “Available-for-sale” classification for financial assets. The new standard has different requirements for debt or equity financial assets.

Debt instruments should be classified and measured either at:

•	Amortized cost, where the effective interest rate method will apply;

•	Fair value through other comprehensive income, with subsequent recycling to the income statement upon disposal of the financial asset; or

•	Fair value through profit or loss.

Investments in equity instruments, other than those to which consolidation or equity accounting apply, should be classified and measured either at:

•	Fair value through other comprehensive income, with no subsequent recycling to the income statement upon disposal of the financial asset; or

•	Fair value through profit or loss.

The Company continues to initially measure financial assets at its fair value plus transaction cost upon initial recognition, except for financial assets measured at fair value through profit and loss, consistent with current practices. The classification for the majority of financial assets has not been impacted by the transition to IFRS 9 on January 1, 2018. The reclassifications upon transition to IFRS 9 are shown in the table presented earlier in this Note.

Impairment (allowance for doubtful debt)

IFRS 9 introduces the Expected Credit Loss model, which replaces the incurred loss model of IAS 39 whereby an allowance for doubtful debt was required only in circumstances where a loss event has occurred. By contrast, the Expected Credit Loss model requires the Company to recognize an allowance for doubtful debt on all financial assets carried at amortized cost (including, for example, ‘Trade receivables’), as well as debt instruments classified as financial assets carried at fair value through other comprehensive income (for example, government bonds held for liquidity purposes), since initial recognition, irrespective whether a loss event has occurred.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

As a result, the allowance for doubtful debt of the Company has increased upon implementation of IFRS 9 on January 1, 2018. The impact of applying the Expected Credit Loss model is shown in the table earlier in this Note.

Hedge Accounting

IFRS 9 allows for more possibilities for the Company to apply hedge accounting (for example, risk components of non-financial assets or liabilities may be designated as part of a hedging relationship). In addition, the requirements of the standard have been more closely aligned with the Company’s risk management policies and hedge effectiveness will be measured prospectively.

Transition

The Group has adopted the standard using the modified retrospective approach for classification and measurement and impairment. This means that the cumulative impact of the adoption has been recognized in retained earnings as of January 1, 2018 and that comparatives are not restated.

All hedge accounting relationships existing as of January 1, 2018 have been continued under IFRS 9.

The Company has retrospectively adopted the cost of hedging approach for foreign currency basis spreads existing in cross-currency interest rate swaps used in a hedging relationship, the impact of which is immaterial to the consolidated financial results and position of the Group.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET ADOPTED BY THE GROUP

IFRS 16 ‘Leases’

IFRS 16 replaces the IAS 17 Leases, the current lease accounting standard and will become effective on January 1, 2019. The new lease standard will require assets leased by the Company to be recognized on the statement of financial position of the Company with a corresponding liability. The Company is in the process of assessing the impact of IFRS 16, which is expected to be material, on the consolidated income statement and consolidated financial position upon adoption in 2019.

IFRIC 23 ‘Uncertainty over income tax treatments’

The Interpretation clarifies the application of recognition and measurement requirements in IAS 12 ‘Income Taxes’ when there is uncertainty over income tax treatments. The Group has yet to assess the impact of IFRIC 23, which may be material to the consolidated income statement and consolidated financial position upon adoption in 2019.

3	SIGNIFICANT TRANSACTIONS

Exit from Euroset Holding N.V. Joint Venture

On July 7, 2017, PJSC VimpelCom, a subsidiary of the Company, entered into a Framework Agreement with PJSC MegaFon (“MegaFon”) to unwind their retail joint venture, Euroset Holding N.V. (“Euroset”). Under the agreement, MegaFon acquired PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom paid RUB 1.20 billion (US$21) and acquired rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. The transaction was successfully completed on February 22, 2018 and was accounted for as an asset acquisition, primarily the acquisition of contract-based intangible assets (see Note 9) representing the right to use of retail stores.

Withdrawal of mandatory tender offer in relation to Global Telecom Holding S.A.E

On April 2, 2018, VEON notified the Egyptian Financial Regulatory Authority (EFRA) that, given the lapse of time and absence of EFRA approval, VEON was withdrawing the Mandatory Tender Offer (MTO) filed on November 8, 2017, and did not intend to proceed with another MTO at that time.

Cash in an amount of US$987, which had been pledged as collateral for the MTO, was released during the first quarter of 2018.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

4	SEGMENT INFORMATION

Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses (“Capital expenditures”).

As of June 30, 2018, the Italy Joint Venture is no longer a reportable segment, subsequent to its classification as a discontinued operation.

Financial information by reportable segment for the six and three-month periods ended June 30 is presented in the following tables.

	Six-month period ended June 30
	External						Of which:
	customers		Inter-segment		Total revenue		Mobile		Fixed
Revenue	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Russia	2,330	2,278	10	16	2,340	2,294	2,039	1,955	301	339
Pakistan	729	755	2	—	731	755	731	755	—	—
Algeria	400	463	2	—	402	463	402	463	—	—
Bangladesh	260	299	—	—	260	299	260	299	—	—
Ukraine	318	286	11	11	329	297	306	276	23	21
Uzbekistan	155	305	—	1	155	306	154	304	1	2
All others	328	312	(25)	(28)	303	284	259	253	44	31

Total segments	4,520	4,698	—	—	4,520	4,698	4,151	4,305	369	393

	Three-month period ended June 30
	External						Of which:
	customers		Inter-segment		Total revenue		Mobile		Fixed
Revenue	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Russia	1,168	1,188	6	9	1,174	1,197	1,029	1,023	145	174
Pakistan	362	385	1	—	363	385	363	385	—	—
Algeria	199	231	—	—	199	231	199	231	—	—
Bangladesh	131	148	—	—	131	148	131	148	—	—
Ukraine	167	148	6	6	173	154	162	144	11	10
Uzbekistan	79	152	—	1	79	153	78	152	1	1
All others	164	165	(13)	(16)	151	149	127	135	24	14

Total segments	2,270	2,417	—	—	2,270	2,417	2,089	2,218	181	199

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Six-month period ended June 30				Three-month period ended June 30
	Adjusted EBITDA		Capital expenditures excluding licenses		Adjusted EBITDA		Capital expenditures excluding licenses
Other disclosures	2018	2017	2018	2017*	2018	2017	2018	2017*
Russia	884	880	373	252	441	471	215	138
Pakistan	349	321	123	99	174	167	57	64
Algeria	178	219	42	55	87	105	28	29
Bangladesh	91	130	76	27	44	61	21	17
Ukraine	184	164	61	54	95	87	35	27
Uzbekistan	68	162	26	38	34	83	17	16
HQ	(134)	(170)	7	17	(54)	(94)	4	8
Other	91	86	49	54	36	51	25	33

Total segments	1,711	1,792	757	596	857	931	402	332

*	Prior period comparatives have been restated to exclude certain costs, such as cost to acquire telecommunication licenses.

The following table provides the reconciliation of consolidated Adjusted EBITDA to Profit / (loss) before tax for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2018	2017*	2018	2017*
Total Segments Adjusted EBITDA	1,711	1,792	857	931
Depreciation	(674)	(776)	(328)	(386)
Amortization	(256)	(268)	(130)	(146)
Impairment (loss) / reversal	(10)	(5)	(7)	(8)
Gain / (loss) on disposal of non-current assets	(37)	(9)	(20)	(2)
Gain / (loss) on sale of subsidiaries	20	—	20	—
Finance costs	(423)	(447)	(206)	(232)
Finance income	31	46	12	24
Other non-operating losses, net	(25)	(152)	(16)	(116)
Share of loss of joint ventures and associates	—	(22)	—	(10)
Impairment of joint ventures and associates	—	(110)	—	(110)
Net foreign exchange gain	1	62	(11)	(53)

Profit / (loss) before tax	338	111	171	(108)

*	Prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation, see Note 12 for further details

5	OTHER NON-OPERATING LOSSES, NET

Other non-operating losses consisted of the following for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2018	2017	2018	2017
Loss from early debt redemption	—	(124)	—	(124)
Change of fair value of derivatives	(22)	(23)	(20)	14
Other gains / (losses)	(3)	(5)	4	(6)

Other non-operating losses, net	(25)	(152)	(16)	(116)

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

6	INCOME TAXES

Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at reporting date, and any adjustment to tax payable or receivable in respect of previous years.

Income tax expense consisted of the following for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2018	2017	2018	2017
Current income taxes	296	196	162	89
Deferred income taxes	(38)	10	(23)	(24)

Income tax expense	258	206	139	65

Effective tax rate*	76.3%	185.6%	81.3%	-60.2%

*

Effective tax rate for prior year comparatives has been recalculated based on restated profit / (loss) before tax, arising from classification of the Italy Joint Venture as a disposal group held for sale as of June 30, 2018.

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the six and three-month periods ending June 30, 2018 (76.3% and 81.3% respectively) was mainly driven by profitability in countries with a higher nominal rate and income tax losses, primarily within holding entities in the Netherlands, for which no deferred tax-asset has been recognized.

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the six and three-month periods ending June 30, 2017 (185.6 and -60.2%, respectively) was primarily driven by non-deductible expenses in respect of impairment of joint ventures, reducing profit before tax by US$110, as well as the income tax losses arising from early debt redemption for which no deferred tax asset has been recognized, reducing profit before tax by US$124. If these expenses are not taken into account, the effective tax rate for the six and three-month periods ending June 30, 2017 would have been 59.5% and 50.8%, respectively, which was impacted by profitability in countries with a higher nominal tax rate (Uzbekistan, Bangladesh and Pakistan), other non-deductible expenses and other income tax losses for which no deferred tax asset has been recognized.

7	GAIN ON DISPOSAL OF SUBSIDIARIES

SALE OF LAOS AND TAJIKISTAN OPERATIONS

During the second quarter of 2018, the Company sold its operations in Laos and Tajikistan to external parties, which were previously classified as disposal groups held-for-sale. The effect of the disposals is detailed below:

	Laos	Tajikistan	Total
Net cash consideration received	22	—	22
Derecognition of assets classified as held for sale	(21)	(13)	(34)
Derecognition of liabilities classified as held for sale	13	25	38
Derecognition of non-controlling interests	(6)	—	(6)
Release cumulative other comprehensive income related to disposal group	1	(1)	—

Gain on disposal	9	11	20

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Laos operations

On October 27, 2017, VimpelCom Holding Laos B.V. (“VimpelCom Laos”), a subsidiary of the Company, entered into a Sale and Purchase Agreement for the sale of its operations in Laos to the Lao People’s Democratic Republic (“Government of Laos”). Under the agreement, VimpelCom Laos transferred its 78% interest in VimpelCom Lao Co. Limited (“VIP Lao”) to the Government of Laos, the minority shareholder, on a debt-free basis, in exchange for purchase consideration of US$22.

Purchase consideration was received in two separate payments, on December 8, 2017 and February 22, 2018. The sale of Laos was completed on May 3, 2018.

Tajikistan operations

On April 5, 2018, VEON Holdings B.V., a fully-owned subsidiary of the Company, signed an agreement with ZET Mobile Limited (“ZET”) for the sale of 100% of shares in its subsidiary, Vimpelcom (BVI) AG, which owns 98% of shares in Tacom LLC (“Tacom”). The remaining 2% interest in Tacom was owned by the shareholder of ZET. Under the agreement, ZET has indirectly acquired 98% of shares in Tacom.

The transaction was completed on June 8, 2018.

8	PROPERTY AND EQUIPMENT

ACQUISITIONS AND DISPOSALS

The movement in property and equipment for the six and three-month periods ended June 30 included the following:

	Six-month period		Three-month period
	2018	2017	2018	2017
Cost of acquired assets	647	514	333	296
Net book value of assets disposed	44	23	20	12
Net loss on disposal of assets	37	9	20	2

For the six and three-month periods ended June 30, 2018 and 2017, there were no material changes to property and equipment, other than foreign currency translation differences, depreciation charges, divestments and ongoing network construction.

9	INTANGIBLE ASSETS

ACQUISITIONS AND DISPOSALS

The intangible assets acquired in the six and three-month periods ended June 30 included the following:

	Six-month period		Three-month period
	2018	2017	2018	2017
Telecommunications licenses, frequencies and permissions	490	317	90	312
Software	112	80	72	37
Other intangible assets	22	2	2	—

Total intangible assets acquired	624	399	164	349

With the exception of the spectrum acquisitions described below, foreign currency translation differences and amortization charges, there were no material changes to intangible assets during the six and three-month periods ended June 30, 2018. Included in amortization charge for both the six and three-month periods is US$21 of accelerated amortization pertaining to brands and trademarks in Pakistan.

For the six and three-month periods ended June 30, 2018 and 2017, there were no impairment losses recognized in respect of intangible assets.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Acquisition of spectrum in Ukraine

In January 2018, the Company’s wholly-owned subsidiary in Ukraine, Kyivstar, secured one of three licenses to provide nationwide 4G/LTE services, subject to final regulatory approvals. Kyivstar paid UAH 0.9 billion (US$32) for 15MHz (paired) of contiguous frequency in the 2600 MHz band.

In addition, in March 2018, Kyivstar was awarded the following spectrum in the 1800MHz band suitable for 4G/LTE:

•	25MHz (paired) at UAH 1.325 billion (US$47); and

•	two lots of 5MHz (paired) at UAH 1.512 billion (US$53).

Acquisition of additional spectrum and 4G/LTE License in Bangladesh

In February 2018, the Company’s wholly-owned subsidiary in Bangladesh, Banglalink, was awarded technology neutral spectrum in the 1800 and 2100 MHz bands.

Banglalink will pay a total of US$308.6 for the spectrum excluding VAT. An upfront payment of 60% for the spectrum was paid in February 2018, with the remaining 40% payable over four years. In addition, Banglalink has paid US$35 to convert its existing spectrum holding in 900MHz and 1800MHz into technology neutral spectrum and a fee of BDT 100 million (US$1.2) to acquire the 4G/LTE license.

GOODWILL

The movement in goodwill for the Group, per cash generating unit (“CGU”), consisted of the following for the six-month period ended June 30, 2018:

CGU	June 30, 2018	Currency translation	December 31, 2017
Russia	2,235	(199)	2,434
Algeria	1,308	(32)	1,340
Pakistan	222	(22)	244
Kazakhstan	172	(5)	177
Kyrgyzstan	130	2	128
Uzbekistan	47	1	46
Armenia	25	—	25

Total	4,139	(255)	4,394

Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model. The key assumptions used to determine the recoverable amount for the different CGU’s were disclosed in the annual consolidated financial statements as of and for the year ended December 31, 2017.

The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.

There was no goodwill impairment recorded in the first half of 2018 or 2017.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

10	FINANCIAL ASSETS AND LIABILITIES

SIGNIFICANT CHANGES IN FINANCIAL ASSETS AND LIABILITIES

There were no significant changes in financial assets and liabilities in the six-month period ended June 30, 2018, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risks and risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2017.

Upon transition to IFRS 9, the Company has reclassified financial assets from “Available for sale” to “Fair value through other comprehensive income with recycling”. For further details, refer to Note 2.

Banglalink financing

In February and April 2018 Banglalink Digital Communications Limited, a subsidiary of the Company, has performed multiple drawdowns in a total amount of BDT 13,059 million (US$157) under two syndicated facilities with several banks, which were entered into pursuant to an agreement dated December 24, 2017 for an amount of BDT 29,300 million (US$355 as of December 24, 2017). Repayment will take place through periodic instalments between December 24, 2018 and December 24, 2022.

Bank loans and bonds

The Company had the following principal amounts outstanding for interest-bearing loans and bonds at reporting date:

						Principal amount outstanding
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	June 30, 2018	December 31, 2017
VEON Holdings	Loans	None	RUB	8.75% - 10.0%	2022	2,271	2,474
VEON Holdings	Notes	None	US$	5.2% - 5.95%	2019 - 2023	1,554	1,554
VEON Holdings	Notes	None	US$	3.95% - 4.95%	2021 - 2024	1,500	1,500
VEON Holdings	Loans	None	EUR	3mEURIBOR + 1.9% - 2.75%	2022	732	752
VEON Holdings	Notes	PJSC VimpelCom	US$	7.5%	2022	628	628
VEON Holdings	Syndicated loan (RCF)	None	US$	1mLIBOR + 2.25%	2018	—	250
VEON Holdings	Notes	None	RUB	9.0%	2018	—	208
VEON Amsterdam B.V.	Loan	EKN*, PJSC VimpelCom	US$	1.72%	2022	143	159
GTH Finance B.V.	Notes	VEON Holdings B.V.	US$	6.25% - 7.25%	2020 - 2023	1,200	1,200
VIP Finance Ireland	Eurobonds	None	US$	7.75%	2021	377	543
PMCL	Loans	None	PKR	6mKIBOR + 0.35% - 0.9%	2020 - 2022	322	379
PMCL	Loans	EKN*	US$	6mLIBOR + 1.9%	2020	162	212
Banglalink Digital Communications Ltd.	Senior Notes	None	US$	8.6%	2019	300	300
Banglalink Digital Communications Ltd.	Syndicated loans	None	BDT	Average bank deposit rate + 3.0% - 4.25%	2020 - 2022	156	—
Optimum Telecom Algérie S.p.A.	Syndicated loan	Omnium Telecom Algérie S.p.A.	DZD	Bank of Algeria re-discount rate + 2.0%	2019	128	131
	Other debt **					519	813

	Total bank loans and bonds					9,992	11,103

*	Exportkreditnämnden (The Swedish Export Credit Agency)
**	As of June 30, 2018, other debt includes overdrawn bank accounts related to cash-pooling program of US$201 (2017: US$ nil). For further details, refer to Note 11.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

FAIR VALUES

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the interim condensed consolidated financial statements as of June 30, 2018, other than those with carrying amounts that are reasonable approximations of fair values:

	Carrying value		Fair value
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Financial assets
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	3	5	3	5
Embedded derivatives in notes	—	5	—	5
Financial assets at fair value through other comprehensive income (with recycling)	56	—	56	—
Available for sale financial assets (see Note 2)	—	71	—	71

Total financial assets at fair value	59	81	59	81

Financial assets at amortized cost
Bank deposits and interest accrued	15	70	15	70
Cash pledged as collateral (see Note 3)	—	998	—	998
Other investments	20	12	20	12
Other loans granted	5	3	5	3

Total financial assets at amortized cost	40	1,083	40	1,083

Total financial assets	99	1,164	99	1,164

Non-current	18	34
Current	81	1,130

	Carrying value		Fair value
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Financial Liabilities
Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	7	—	7	—
Contingent consideration	49	49	49	49
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	48	59	48	59
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	1	—	1

Total financial liabilities at fair value	104	109	104	109

Financial liabilities at amortized cost
Bank loans and bonds, principal	9,992	11,103	10,089	11,548
Interest accrued	112	129	112	130
Discounts, unamortized fees, hedge basis adjustment	(29)	(34)	—	—

Bank loans and bonds at amortized cost	10,075	11,198	10,201	11,678
Put-option liability over non-controlling interest	307	310	307	310
Other financial liabilities	85	13	85	13

Total financial liabilities at amortized cost	10,467	11,521	10,593	12,001

Total financial liabilities	10,571	11,630	10,697	12,110

Non-current	9,044	10,362
Current	1,527	1,268

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The fair value of the financial assets and liabilities are included as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for instruments with similar maturity and risk profile.

The carrying amount of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their respective fair value.

The fair value of derivative financial instruments is determined using present value techniques such as discounted cash flow techniques, Monte Carlo simulation and/or the Black-Scholes model. These valuation techniques are commonly used for valuations of derivatives. Observable inputs used in the valuation techniques include LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads of both counterparties and our own entities.

The fair value of debt instruments measured at fair value through other comprehensive income are determined through comparison of various multiples and reference to market valuation of similar instruments quoted in an active market. If information is not available, a discounted cash flow method is used.

Fair value measurements for financial liabilities at amortized cost are based on quoted market prices, where available. If the quoted market price is not available, the fair value measurement is based on discounted expected future cash flows using a market interest rate curve, credit spreads and maturities.

Fair value hierarchy

As of June 30, 2018 and December 31, 2017, the Group recognized financial instruments at fair value in the statement of financial position.

The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs are unobservable inputs for the asset or liability

The following table provides the disclosure of recurring fair value measurements separately for each major class of assets and liabilities.

As of June 30, 2018	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	3	—	3
Financial assets at fair value through other comprehensive income (with recycling)	—	56	—	56

Total financial assets at fair value	—	59	—	59

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	7	—	7
Contingent consideration	—	—	49	49
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	—	48	—	48
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	—	—	—

Total financial liabilities at fair value	—	55	49	104

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

As of December 31, 2017	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	5	—	5
Embedded derivatives in notes	—	5	—	5
Available for sale financial assets (see Note 2)	—	71	—	71

Total financial assets at fair value	—	81	—	81

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	—	—	—
Contingent consideration	—	—	49	49
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	—	59	—	59
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	1	—	1

Total financial liabilities at fair value	—	60	49	109

The reconciliation of movements relating to financial instruments classified in Level 3 of the fair value hierarchy:

Financial liabilities at fair value through profit or loss	Contingent consideration	Total
As of December 31, 2017	49	49

As of June 30, 2018	49	49

Transfers into and out of fair value hierarchy levels are recognized at the end of the reporting period (or the date of the event or change in circumstances that caused the transfer). On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.

During the six-month period ended June 30, 2018, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

All impairment losses and changes in fair values of financial instruments are unrealized and are recorded in “Other non-operating losses” in the consolidated income statement or “Other” in the consolidated statement of comprehensive income.

11	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following items:

	June 30, 2018	December 31, 2017
Cash at banks and on hand	867	840
Short-term deposits with original maturity of less than three months	476	464

Cash and cash equivalents	1,343	1,304

Less overdrafts	(201)	—

Cash and cash equivalents net of overdrafts as presented in the consolidated statement of cash flows	1,142	1,304

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

As of June 30, 2018 and December 31, 2017, there were no restricted cash and cash equivalent balances. Cash balances as of June 30, 2018 include investments in money market funds of US$281 (December 31, 2017: US$91).

As of June 30, 2018, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$201 (2017: US$ nil). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

12	DISPOSAL GROUPS CLASSIFIED AS HELD-FOR-SALE

The table below provides the details over assets and liabilities classified as held-for-sale, for the following disposal groups as of June 30, 2018:

	Assets held-for-sale		Liabilities held-for-sale
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Italy Joint Venture	1,564	—	—	—
Deodar	462	509	47	35
Tajikistan (see Note 7)	—	—	—	—
Laos (see Note 7)	—	22	—	15
Other individual assets	1	2	—	—

Total assets and liabilities held for sale	2,027	533	47	50

EXIT FROM ITALY JOINT VENTURE

On July 3, 2018, VEON entered into an agreement with CK Hutchison Holdings Ltd. (“CK Hutchison”), counterparty of the Italy Joint Venture, for the sale of its 50% stake in the Italy Joint Venture. On completion, VEON will receive a cash consideration for its equity stake of EUR 2,450 million (approximately US$2,867) and CK Hutchison will own 100% of the Italy Joint Venture.

As a result of this anticipated transaction, the investment in the Italy Joint Venture was reclassified as an asset held-for-sale and a discontinued operation as of June 30, 2018. The transaction is subject to EU merger control clearance and necessary Italian regulatory approvals and is expected to be completed before the end of the year.

Following the classification as a disposal group held-for sale, the Company no longer accounts for investment in Italy Joint Venture using the equity method of accounting.

Share of loss of Italy Joint Venture

The table below provides the details of share of profit / (loss) and share of other comprehensive income / (loss) of the Italy Joint Venture for the following periods ended June 30:

	Six-month period		Three-month period
Discontinued operations	2018	2017	2018	2017
Share of profit / (loss) of Italy Joint Venture after tax	(300)	(174)	(170)	(85)

Other comprehensive income / (loss) of Italy Joint Venture	(18)	—	(6)	—

The information of the Italy Joint Venture disclosed below reflects the amounts presented in the financial statements of the relevant joint venture and not the Group’s share of those amounts, unless otherwise stated. The information presented below has been amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The loss for the period for the Italy Joint Venture for the six and three-month periods ended June 30 is disclosed below, on a 100% ownership basis.

	Six-month period		Three-month period
Income statement and statement of comprehensive income	2018	2017	2018	2017
Operating revenue	3,336	3,308	1,598	1,671
Operating expenses	(3,738)	(3,308)	(1,838)	(1,702)
Other expenses	(213)	(301)	(102)	(114)
Income tax benefit / (expense)	15	(47)	2	(25)

Profit / (loss) for the period	(600)	(348)	(340)	(170)

Other comprehensive income / (loss)	(36)	—	(12)	—

Total comprehensive income / (loss)	(636)	(348)	(352)	(170)

TOWERS IN PAKISTAN

On August 30, 2017, Pakistan Mobile Communications Limited (“PMCL”), a subsidiary of the Company, signed an agreement for the sale of its subsidiary, Deodar (Private) Limited (“Deodar”), for PKR 98,700 million (approximately US$812) to Tanzanite Tower (Private) Limited, a tower operating company owned by edotco Group Sdn. Bhd. and Dawood Hercules Corporation.

Deodar holds the tower business of PMCL, a portfolio of approximately 13,000 towers, and provides network tower services in Pakistan. As a result of this anticipated transaction, on June 30, 2017, the Company classified Deodar as a disposal group held-for-sale.

As of June 30, 2018, the Company continued with the classification of Deodar as a disposal group held-for-sale in anticipation of closing the transaction in the third quarter of 2018, subject to approval from the Pakistan Telecommunication Authority.

Deodar
Property and equipment	161
Goodwill	204
Deferred tax assets	50
Other non-current assets	2
Current assets	45

Total assets	462

Non-current liabilities	(7)
Current liabilities	(40)

Total liabilities	(47)

Other comprehensive income related to disposal group	(90)

13	DIVIDENDS PAID AND PROPOSED

On February 22, 2018, the Company announced that the VEON Supervisory Board had approved a final dividend of US 17 cents per share, which was paid on March 13, 2018. For ordinary shareholders at Euronext Amsterdam, the final dividend of US 17 cents was paid in euro.

The Company made appropriate tax withholdings of up to 15% when the dividend was paid to the Company’s share depositary, The Bank of New York Mellon.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

14	RELATED PARTIES

As of June 30, 2018, the Company has no ultimate controlling shareholder. See also Note 1 for details regarding ownership structure.

The following table provides the total amount of transactions that have been entered into with related parties for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2018	2017	2018	2017
Revenue from related parties
Telenor	—	39	—	28
Joint ventures and associates	11	16	5	7

	11	55	5	35

Services from related parties
Telenor	—	36	—	26
Joint ventures and associates	5	17	—	11

	5	53	—	37

The following table provides the total balance of accounts with related parties and their affiliates at the end of the relevant period:

	June 30, 2018	December 31, 2017
Accounts receivable from related parties
Joint ventures and associates	5	23
Other assets due from related parties	3	3

	8	26

Accounts payable to related parties
Joint ventures and associates	2	5

	2	5

SERVICE AGREEMENTS

All service agreements with related parties are disclosed in Note 25 in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2017. There were no new agreements entered into between the Company and related parties during the six-month period ended June 30, 2018.

The contract regarding provision of management services with LetterOne was terminated on December 12, 2017 with effect from March 12, 2018.

COMPENSATION OF KEY MANAGEMENT PERSONNEL OF THE COMPANY

Value growth cash-based long-term incentive plans

The carrying value of obligations under the Value-growth cash based long-term incentive plan (the “LTI Plan”) as of June 30, 2018 and December 31, 2017, respectively, was equal to US$13 and US$58. Included within ‘Selling, general and administrative expenses’ for the six and three-month periods ended June 30, 2018, respectively, is an expense of US$42 (2017: gain of US$9) and a gain of US$5 (2017: US$7 gain) relating to share-based payment expense under the LTI Plan.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

15	RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

There were no material risks, commitments, contingencies and uncertainties that occurred during the six-month period ended June 30, 2018, and there were no material changes during the same period to the risks, commitments, contingencies and uncertainties as disclosed in the Note 26 and Note 27 in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2017.

16	EVENTS AFTER THE REPORTING PERIOD

Exit from Italy Joint Venture

On July 3, 2018, VEON entered into an agreement with CK Hutchison for the sale of its 50% stake in the Italy Joint Venture. For further details, refer to Note 12.

Offer to acquire Pakistan and Bangladesh assets

On July 2, 2018, VEON submitted an offer to Global Telecom Holding S.A.E. (“GTH”) to acquire GTH’s operations in Pakistan and Bangladesh for consideration of US$2,550. The net assets of these operations are already consolidated within VEON’s financial statements. VEON will continue to hold its stake in the Algeria operations through GTH.

The consideration for the transaction is expected to be satisfied in part by VEON discharging and taking on debt, including bonds, of the GTH group in an amount of approximately US$1,600. The remainder of the consideration, anticipated to be approximately US$950, is expected to be paid in cash, some of which may be deferred.

The transaction is subject to approval by GTH shareholders at an extraordinary general meeting and certain regulatory approvals.

Interim dividend 2018 of US 12 cents per share approved by Supervisory Board

The Supervisory Board approved the distribution of an interim gross dividend of US 12 cents per share for 2018. The record date for the Company’s shareholders entitled to receive the interim dividend has been set for August 14, 2018. For ordinary shareholders at Euronext Amsterdam, the interim dividend of US 12 cents will be paid in euro.

Amsterdam, August 2, 2018

VEON Ltd.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2018